News Release
NYSE-AMEX, TSX Symbol: NG

NovaGold Second Quarter Financial Results

July 15, 2009 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG,) today announced the results of its second quarter ended May 31, 2009. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects, including resource estimates, will be available on the Company’s website at www.novagold.net and on SEDAR at www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

Results of Operations

For the three-month period ended May 31, 2009, the Company reported a net loss of $4.8 million (or $0.03 basic and diluted loss per share) compared to net loss of $23.2 million (or $0.22 basic and diluted loss per share) for the corresponding period in 2008. The $18.4 million reduction in losses when comparing the second quarters of 2009 and 2008 is primarily due to the following:

  The Company focused its exploration efforts mainly on the Donlin Creek project and had $4.4 million of exploration expense compared to $16.9 million which relates to exploration activities in the Donlin Creek, Galore Creek, and Rock Creek projects in the same period in 2008.
  A $16.1 foreign exchange gain in the second quarter of 2009 compared to a loss of $0.7 million in the same period of 2008 due primarily to the effect on the Company’s US dollar denominated liabilities of the strengthening of the Canadian dollar against the US dollar.
  The reduction was offset by a $4.2 million increase in non-cash stock-based compensation using the Black-Scholes option pricing model compared to 2008.

For the six-month period ended May 31, 2009, the Company reported a net loss of $33.3 million (or $0.21 basic and diluted loss per share) compared to net earnings of $1.0 million (or $0.01 basic and diluted earnings per share) for the corresponding period in 2008. The $31.3 million increase in losses is primarily due to the following:

  In 2008 there were two significant recoveries with no comparables in 2009: a $16.3 million suspension cost recovery at Galore Creek, net of related non controlling interest, and a $15.3 million gain on disposal of shares of US Gold Corporation;
  A $12.4 million interest and accretion expense for the convertible debt and bridge loan in 2009 with no comparable charge in 2008;
  A $15.5 million charge for project care and maintenance was for the Galore Creek and Rock Creek projects in 2009 compared with $3.8 million in 2008 for the Galore Creek project. The increase is due to the inclusion of the Rock Creek project in care and maintenance since late November 2008; and
  The increase in expenses was offset by a $11.4 million increase in foreign exchange gain compared to 2008.

Revenues for the three-month period ended May 31, 2009 were $0.4 million compared to $0.3 million in the corresponding period in 2008. The Company generates modest revenues from land and gravel sales and gold royalties.

Revenues for the six-month period ended May 31, 2009 were $0.8 million compared to $2.0 million in the corresponding period in 2008. The decrease was due to higher revenue from land sales and higher interest income for the six months in 2008.

Net expenses and other items for the three-month period ended May 31, 2009 were $9.1 million compared to $25.6 million for the same period in 2008. During the quarter, the Company recorded a foreign exchange gain of $16.1 million compared to a foreign exchange loss of $0.7 million for the same period in 2008. The gain in 2009 is mainly a result of the strengthening Canadian dollar against the US dollar during the second quarter of 2009 on US dollar denominated convertible notes and the Donlin Creek promissory note. The Company expended $4.4 million on exploration activities during the quarter compared to $16.9 million for the same period in 2008. The Company also expended $6.9 million on care and maintenance activities at the Rock Creek and Galore Creek projects during the quarter compared to $3.8 million in 2008. Operations at the Rock Creek project were suspended in 2008 and placed into care and maintenance with all costs being expensed as incurred. The Company recorded an expense of $6.0 million and $1.8 million for stock-based compensation during the same period in 2009 and 2008, respectively. During the second quarter of 2009, the Company granted 4,543,750 options to employees, consultants and directors.

Net expenses and other items for the six-month period ended May 31, 2009 were $40.9 million compared to $2.2 million for the same period in 2008. During the six months, the Company had lower exploration expenditures of $10.8 million compared to $20.8 million in 2008, and recorded a foreign exchange gain of $11.6 million compared to a gain of $0.2 million in 2008. The offsets were the increase in interest and accretion and project care and maintenance, totaling $27.9 million in the first six months in 2009 compared to $3.8 million in 2008. The interest and accretion relates to the convertible notes and bridge loan and the care and maintenance relates to the Rock Creek and Galore Creek projects. A significant factor to the net gain recorded in 2008 is the $16.3 million suspension cost recovery at Galore Creek, net of related non-controlling interest at the Galore Creek project. During the corresponding six months period of 2008, some of the costs estimated at the November 30, 2007 year end for suspension at Galore Creek were reversed as the Galore Creek Mining Corporation (“GCMC”) was able to negotiate a favorable purchase of contractor’s equipment remaining at the construction site, the costs of which were capitalized.

For the three-month period ended May 31, 2009 the Company recorded a future income tax (“FIT”) recovery of $1.2 million, which resulted mainly from additional losses from exploration expenditures incurred in Canada and the benefit of an income tax reduction on long-term tax rates in British Columbia.

Outlook

At May 31, 2009, the Company had cash and cash equivalents of $56.1 million and working capital of $48.9 million. At November 30, 2008, the Company had cash and cash equivalents of $12.2 million and a working capital deficiency of $20.2 million.

During the six-month period ended May 31, 2009, the Company completed private placements totaling US$75 million by issuing 57,692,308 Units at a price of US$1.30 per Unit. Each Unit consisted of one common share and one common share purchase warrant exercisable into one share of the Company at a price of US$1.50 prior to the fourth anniversary of the closing date. In addition, the Company’s US$20 million bridge loan was converted into 15,762,565 shares at a rate of $1.53 per share and 1,615,000 warrants at $1.53 per share were exercised for net proceeds of $2.5 million. The Company also sold its holdings in Alexco for net proceeds of $3.8 million.

The Company’s remaining share of the 2009 budget to be funded at the Donlin Creek project is approximately US$7 million, the majority of which is planned to be used for permitting activities at the project. The Rock Creek project is in care and maintenance, pending a review of whether to recommence start-up at the project. The current remaining care and maintenance budget at Rock Creek for the balance of 2009 is approximately US$7 million. The budget for care and maintenance and optimization activities at the Galore Creek project for 2009 is $16 million, however, NovaGold is not required under its revised agreement with Teck to fund any of those costs.

The Company’s wholly owned subsidiary, Alaska Gold Company (“AGC”) has entered into a settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve alleged violations of the Clean Water Act (“CWA”) at the Rock Creek mine during the period from April 2007 to September 2008. EPA alleged that during the period between April 2007 and September 2008, AGC’s stormwater discharges at the Rock Creek mine exceeded CWA turbidity standards (i.e., cloudiness of water) on several occasions in streams near the mine. The EPA and AGC settlement agreement resolves this matter. As a part of the agreement with EPA, AGC has agreed to pay the federal government US$883,628. Payment of the settlement amount will likely occur in August 2009.

On July 2, 2009, AGC received a Notice of Violation (“NOV”) from the Alaska Department of Environmental Conservation (“ADEC”). In the NOV, ADEC alleges that AGC violated the terms of its Waste Management Permit at the Rock Creek mine by failing to comply with the water treatment and injection requirements of the mine’s Temporary Closure Plan. The NOV requires that AGC submit a plan to ADEC by July 15, 2009, detailing how AGC intends to comply with the requirements of its Temporary Closure Plan. AGC is currently in ongoing dialogue with ADEC and intends to meet this deadline. If AGC cannot comply with the requirements of the Temporary Closure Plan, financial penalties may be assessed.

The Company does not plan to commence development or construction at its Donlin Creek and Galore Creek projects in 2009, nor does it currently plan to recommence the start-up process at the Rock Creek project. However, the Company will need external financing to develop and construct its properties and to fund the exploration and development of its other mineral properties in future years. Sources of external financing may include bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and/or results of operations and financial condition. The mineral properties that the Company is likely to develop are expected to require significant capital expenditures. There can be no assurance that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at, any of its mineral properties.

About NovaGold

NovaGold is a precious metals company engaged in the exploration of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. (Barrick). The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited (Teck). NovaGold owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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NovaGold Contacts

Don MacDonald
Senior Vice President & CFO

Greg Johnson
Vice President Strategic Development

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company’s properties, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, timing of permitting, construction and production and other milestones, and NovaGold’s future operating or financial performance are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2008, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward looking statements of management beliefs, opinions, projections, or other factors should they change.